

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

Mail Stop 3561   April 24, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

>   **Re: Java Detour, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-SB**
>   **Filed April 12, 2007**
>   **File No. 0-52357**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed April 12, 2007**
>   **File No. 333-139731**

Dear Mr. Binninger:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form 10-SB

General

1. Please be advised that our comments on your Registration Statement on Form 10-SB also apply to your Registration Statement on Form SB-2. Please revise as necessary.

Overview, page 1

2. We note your reference to preparing for a national rollout plan. Provide additional information regarding your plans, current status and additional steps to be taken.

Company-Owned Stores, page 2

3. Revise the 2nd paragraph to quantify the number of strategic agreements currently in effect. With regard to your Focus Brands description, you reference the 1st 6 stores. Is there an agreed upon number or term duration and how are development costs determined? Do you expect to enter into a written agreement? It is unclear why you refer to the 2 stores developed in Charlotte, NC as being under the Pavilion Agreement when you describe that agreement as developing stores in Texas and Florida. In addition, it is unclear what your obligations are in accepting stores if they are built to your specifications. Are you obligated to take stores if developed to your specifications in any market and any quantity? Further, if Pavilion has sole responsibility for site selection, purchase and construction, how do you have assurance of sufficient customer traffic and control of costs? In this regard, clarify the responsibilities of and your relationship with Pavilion since many of the activities described here and under the Directors and Executive Officers, Promoters and Control Persons discussion on page 26 appear to overlap.

Franchised Stores, page 3

4. Indicate whether the franchise agreements require a certain number of stores be developed within a certain timeframe or whether they limit the number of stores in a given area. Are your franchisees required to use your coffee and other equipment? If not, how do you manage quality control? Indicate whether and the manner in which you retain the right to revoke a franchise agreement.

Coffee Beans, page 5

5. We note your disclosure indicating that Landgrove Coffee currently pays JDCO a rebate of $0.40 per pound for all coffee purchases from your franchisees in the Midwest. Please tell us and include a note to your financial statements to disclose where you record these rebates in your statements of operations.

Directors and Executive Officers, Promoters and Control Persons, page26

6. State the dates of terms of office as well as work experience if different for the past 5 years for each person. See Item 401 of Regulation S-B.

Advisory Board, page 26

7. Expand your disclosure to describe the function and activities of the Advisory Board. In this regard, provide additional information similar to that in Item 401 of Form S-B. Indicate whether the members receive compensation for their service.

Executive Compensation, page 27

8. We note your statement that directors did not receive any compensation during the last fiscal year for their service as directors. Your Summary Compensation Table, however, includes Mr. Binninger's position as Chairman of the Board in addition to his CEO title. It is unclear why you did not also include the director designation for the other 2 executive officers as well. Please advise.

Consolidated Statements of Operations for the Years Ended December 31, 2006 and 2005, page F-4

9. Provide us with the detailed calculation of the weighted average shares outstanding used in the calculation of net loss per share for the years ended December 31, 2006 and 2005.

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended December 31, 2006 and 2005, page F-5

10. Please provide us with a detailed schedule of all the stockholders' equity statement activity that occurred in 2006 which includes the following:

   • The date of each transaction; and

   • The amount of shares issued pre stock-split reconciled to the amount of the post stock-split number of shares presented in the stockholders' equity statement

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

11. Please revise your disclosure to indicate that the financial statements presented after the merger are those of JDCO and that the merger was accounted for as a recapitalization of JDCO.

Rewards/Gift Cards, page F-10

12. We note from your disclosure that you recognized $13,402 of other income related to unredeemed store rewards/gift cards in 2006. Please address the following:

- Please tell us and disclose whether your accounting policy differs with respect to rewards/gift cards that carry expiration dates and those that do not;

- Please provide us with a description of your breakage recognition methodology, a summary of your historical rewards/gift cards breakage pattern and the calculation of your estimated breakage rate. We presume the $13,402 you recognized in 2006 was the initial adoption of your breakage policy, if not, please provide us with the amount of breakage recognized for all prior periods; and

- Tell us your basis in GAAP for recognizing income prior to performance or before legal release from the liability as contemplated by SFAS 140. Please provide evidence that demonstrates to us that the probability for future performance with respect to the estimated breakage recognized as income is remote and that this estimate is based on a sufficiently large population of homogeneous transactions.

13. We note your response to out prior comment 19 and that you account for customer transactions which earn rewards by reducing revenue and recording a liability. Please provide us an example of your accounting methodology by illustrating the journal entries you record upon the customer purchase which is tracked by the reward card and when the award is redeemed. Please include your cost of sales and inventory entries in the example.

Note 3 – Property and Equipment, page F-15

14. Please revise to disclose the gross amount of property and equipment recorded under capital leases. Refer to paragraph 16 of SFAS 13.

Amendment No. 2 to Registration Statement on Form SB-2

Summary, page 1

15. We note here and other places in your prospectus your use of parenthetical phrases. The meanings of these terms are clear from their context and the parenthetical definitions such as these are unnecessary. Please delete. See Rule 421(c) of Regulation C.

Recent Events, page 1

16. Please preface this section with a brief description of the business purpose of the various actions described as well as the ultimate result as changed. In addition, please indicate the basis used for determining the terms.

We depend on key members of our management…, page 9

17. Please delete the last sentence regarding key person policies as it attempts to mitigate the stated risk. Discuss such information under your management section.

***

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas Poletti, Esq.
        Fax: (310) 552-5001